UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15b - 16 of
The Securities Exchange Act of 1934

For the month of July 2004

AUSTRAL PACIFIC ENERGY LTD.
(Translation of registrant's name into English)

Austral Pacific House, 284, Karori Rd, Wellington 6033 New Zealand
(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ___X____     Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ___X____ No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

 0-29344

SUBMITTED HEREWITH

Exhibits

99.1	FORM 53-901.F MATERIAL CHANGE REPORT

99.2	NEWS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Austral Pacific Energy Ltd.
(Registrant)

Date: July 5th, 2004	By:	/s/ David Newman

(Signature)

David Newman
Director

This is the form of material change report required under section 85(1) of the Securities Act.

Form 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Austral Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about June 30 2004

Item 3. Press Release

June 30 2004 Wellington, New Zealand

Item 4. Summary of Material Change

Austral Pacific terminates Honeysuckle

Wellington, New Zealand – June 30, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd. advises that the Honeysuckle-1 well in PEP 38741 (Austral operator; 30% interest), onshore Taranaki Basin, is to be plugged and abandoned. Honeysuckle-1 intersected the main target at the expected depth; with clear evidence of oil within reservoir; but unfortunately not at sufficient oil saturation to justify flow-testing the well. CEO Dave Bennett said “Oil is obviously widely distributed within the Mt Messenger sandstones; and any of the upcoming Miromiro-1 and subsequent wells of this type could be successful where Honeysuckle was not”. He was also pleased that the well had been drilled and evaluated in a trouble free and cost-effective manner, without material cost to the Company.

Item 5. Full Description of Material Change

Austral Pacific terminates Honeysuckle

Wellington, New Zealand – June 30, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd. advises that the Honeysuckle-1 well in PEP 38741 (Austral operator; 30% interest), onshore Taranaki Basin, is to be plugged and abandoned. Honeysuckle-1 intersected the main target at the expected depth; with clear evidence of oil within reservoir; but unfortunately not at sufficient oil saturation to justify flow-testing the well. CEO Dave Bennett said “Oil is obviously widely distributed within the Mt Messenger sandstones; and any of the upcoming Miromiro-1 and subsequent wells of this type could be successful where Honeysuckle was not”. He was also pleased that the well had been drilled and evaluated in a trouble free and cost-effective manner, without material cost to the Company.

Upgrading of facilities on the Cheal site (PEP38738, Austral operator; 36.5% interest) has been completed; and operations to wax cut Cheal-A3X and commence steam circulation of the well to optimize oil flow have commenced. The well will resume the Mt Messenger production test shortly. Austral Pacific and the other joint venture parties are presently considering further work items, including near term drilling in the Cheal area; but no decisions will be made until and unless the present production testing stage verifies that a commercially viable discovery has been made.

Austral Pacific Energy’s 2004 AGM was held in Wellington, New Zealand on June 25. Approximately 70% of issued stock was represented. Chairman of the Board, Mr David Newman, gave an address which is now posted on the Austral website. Chief Executive Officer, Dr David Bennett, gave a presentation covering present and planned operations and their potential significance to the Company. The five existing Board members were all re-elected, and Dr Bennett was also elected to the Board. The proposed 2004 Share Option Plan was also approved as presented. In answer to a question, Mr Newman noted that funding of development of successful discoveries in order to maximize their value would likely require further fund raising at some time in the future.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

June 30 2004 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Austral Pacific terminates Honeysuckle

Wellington, New Zealand – June 30, 2004 -- /PRNewswire/--Austral Pacific Energy Ltd. (TSXV and NZSX: APX; OTCBB: APXYF).

Austral Pacific Energy Ltd. advises that the Honeysuckle-1 well in PEP 38741 (Austral operator; 30% interest), onshore Taranaki Basin, is to be plugged and abandoned. Honeysuckle-1 intersected the main target at the expected depth; with clear evidence of oil within reservoir; but unfortunately not at sufficient oil saturation to justify flow-testing the well. CEO Dave Bennett said “Oil is obviously widely distributed within the Mt Messenger sandstones; and any of the upcoming Miromiro-1 and subsequent wells of this type could be successful where Honeysuckle was not”. He was also pleased that the well had been drilled and evaluated in a trouble free and cost-effective manner, without material cost to the Company.

Upgrading of facilities on the Cheal site (PEP38738, Austral operator; 36.5% interest) has been completed; and operations to wax cut Cheal-A3X and commence steam circulation of the well to optimize oil flow have commenced. The well will resume the Mt Messenger production test shortly. Austral Pacific and the other joint venture parties are presently considering further work items, including near term drilling in the Cheal area; but no decisions will be made until and unless the present production testing stage verifies that a commercially viable discovery has been made.

Austral Pacific Energy’s 2004 AGM was held in Wellington, New Zealand on June 25. Approximately 70% of issued stock was represented. Chairman of the Board, Mr David Newman, gave an address which is now posted on the Austral website. Chief Executive Officer, Dr David Bennett, gave a presentation covering present and planned operations and their potential significance to the Company. The five existing Board members were all re-elected, and Dr Bennett was also elected to the Board. The proposed 2004 Share Option Plan was also approved as presented. In answer to a question, Mr Newman noted that funding of development of successful discoveries in order to maximize their value would likely require further fund raising at some time in the future.

CONTACT: Investor Relations: tel: 1 800 3043631 USA/Canada

+644 476 2529 New Zealand

Web site: www.austral-pacific.com
Email: ir@austral-pacific.com

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release that address future production, reserve potential or exploration drilling, are forward-looking statements. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.